UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of June 2026

Commission File Number: 001-41407

TOP Financial Group Limited

101 Cecil Street, #13-05

Tong Eng Building

Singapore 069533

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒         Form 40-F ☐

On June 19, 2026, TOP Financial Group Limited, a Cayman Islands exempted company (the “Company”), entered into a Securities Purchase Agreement (the “Securities Purchase Agreement”) with certain investors (each, a “Purchaser”), pursuant to which the Company agreed to issue and sell to the Purchasers an aggregate of 6,441,012 Class A ordinary shares of the Company, par value US$0.001 per share (the “Class A Ordinary Shares”), at a purchase price of US$0.45645 per share, in a registered direct offering (the “Offering”), for aggregate gross proceeds to the Company of approximately US$2,939,999.93, before deducting estimated offering expenses of approximately US$34,500. The Securities Purchase Agreement contains customary representations, warranties and agreements by the Company, customary conditions to closing, indemnification obligations of the Company, other obligations of the parties, and termination provisions.

The Class A Ordinary Shares were offered and sold by the Company pursuant to the Company’s registration statement on Form F-3 (File No. 333-273066) (the “Registration Statement”), initially filed with the U.S. Securities and Exchange Commission (the “Commission”) on June 30, 2023 and declared effective on September 29, 2023 in accordance with the provisions of Section 8(a) of the Securities Act of 1933, as amended, and subsequently amended by post-effective amendments thereto (the most recent of which was declared effective on May 5, 2025), the base prospectus filed as part of the Registration Statement, and the prospectus supplement dated June 19, 2026. The Company is offering the Class A Ordinary Shares directly to the Purchasers, without a placement agent or underwriter. The Offering is expected to close on or about June 25, 2026, subject to the satisfaction of customary closing conditions. The Securities Purchase Agreement, the transactions contemplated thereby, and the issuance of the Class A Ordinary Shares have been approved by the Company’s board of directors.

The Company intends to use the net proceeds from the Offering for working capital and general corporate purposes.

The foregoing summary of the Securities Purchase Agreement does not purport to be complete and is subject to, and qualified in its entirety by, the form of Securities Purchase Agreement filed as Exhibit 10.1 hereto and incorporated by reference herein. A copy of the press release issued by the Company announcing the Offering is filed as Exhibit 99.1 hereto and incorporated by reference herein.

This Report on Form 6-K, including the exhibits hereto, is hereby incorporated by reference into the Company’s registration statement on Form F-3 (File No. 333-273066), filed with the Commission, to be a part thereof from the date on which this Report is furnished, to the extent not superseded by documents or reports subsequently filed or furnished.

This report on Form 6-K contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. All statements other than statements of historical fact contained in this report, including statements regarding the expected closing or closings of the Offering, are forward-looking statements. These forward-looking statements involve known and unknown risks and uncertainties and are based on current expectations, assumptions, estimates and projections about the Company and the industry. The Company undertakes no obligation to update forward-looking statements to reflect subsequent occurring events or circumstances, or changes in its expectations, except as may be required by law. Although the Company believes that the expectations expressed in these forward-looking statements are reasonable, it cannot assure you that such expectations will turn out to be correct, and the Company cautions investors that actual results may differ materially from the anticipated results.

This report on Form 6-K shall not constitute an offer to sell or the solicitation of an offer to buy these securities, nor shall there be any sale of these securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of any such state or jurisdiction. Any offering of the Class A Ordinary Shares will be made only by means of the prospectus supplement and the accompanying base prospectus.

EXHIBIT INDEX

Exhibit No.	Description
5.1	Opinion of Harney Westwood & Riegels
10.1	Form of Securities Purchase Agreement, dated as of June 19, 2026

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: June 23, 2026	TOP Financial Group Limited

	By:	/s/ Ka Fai Yuen
	Name:	Ka Fai Yuen
	Title:	Chief Executive Officer

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